BRASCAN                                                        GREAT LAKES POWER

                                  NEWS RELEASE

                         GREAT LAKES POWER SHAREHOLDERS'
                      APPROVE OFFER BY BRASCAN CORPORATION


TORONTO, FEBRUARY 28, 2001 - Great Lakes Power Inc. and Brascan Corporation (BNN: TSE, NYSE) today announced that the shareholders of Great Lakes Power approved the going private transaction of Great Lakes Power proposed by Brascan, its majority shareholder, at a special meeting of shareholders held this afternoon. Over 99% of the shareholders that voted approved the transaction.

Shareholders of Great Lakes Power will receive either cash (by way of redeemable preferred shares) or Class A common shares of Brascan following the completion of the transaction. Registered shareholders of Great Lakes Power are asked to submit their shares to its transfer agent, CIBC Mellon Trust Company, as soon as possible. Non-registered shareholders should consult their brokers.

The transaction is expected to be completed on or about March 1, 2001. Cash of approximately Cdn $ - and approximately - million Class A common shares of Brascan are expected to be distributed to the minority shareholders of Great Lakes Power in March on receipt by the transfer agent of certificates evidencing ownership of their Great Lakes Power shares. As a result of this vote, Great Lakes Power will apply to have its common shares (GLZ) delisted from The Toronto Stock Exchange.

                               * * * * * * * * * *

BRASCAN CORPORATION and its affiliates operate in the property, natural resources, energy and financial services sectors, employing over 50,000 people in managing and operating more than 120 major properties and production facilities located throughout North and South America. Brascan is listed on The Toronto Stock Exchange and the New York Stock Exchange under the symbol BNN.

GREAT LAKES POWER INC. generates, transmits and distributes electricity from operations across Canada and in the southern United States.

For more information, please contact:

BRASCAN CORPORATION                      GREAT LAKES POWER INC.
Robert J. Harding                        Edward C. Kress
Chairman                                 Chairman and Chief Executive Officer
416-363-9491                             416-956-5140

WEB SITE:   www.brascancorp.com
ENQUIRIES:  ENQUIRIES@BRASCANCORP.COM

                                      -30-